December 16, 2008

VIA FACSIMILE AND EDGAR TRANSMISSION Jill Davis Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010
Re:	Companhia Vale Do Rio Doce Form 20-F for the Fiscal Year Ended December 31, 2007 Filed May 13, 2008 File No. 001-15030 Response to Staff Comment Letter dated December 3, 2008

Dear Ms. Davis:

By letter dated December 3, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 13, 2008 (the “2007 Form 20-F”) by Companhia Vale do Rio Doce (“Vale”). This letter provides Vale’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2007 Form 20-F.

Form 20-F for the Fiscal Year Ended 2007

Note 3. Summary of Significant Accounting Policies, page F-10

(c) Inventories, page F-10

1.

Please clarify if you record inventory at the lower of cost or market (replacement cost). In doing so, please specify your accounting treatment when replacement cost exceeds the net realizable value of your inventory and when replacement cost is less than the net realizable value reduced by an allowance for a normal profit margin. In addition, please tell us if there are instances where you record allowances for slow moving or obsolete inventories in one period and reverse them in another.

Inventory is recorded at the average cost of purchase or production, and reduced to market value when lower. Market is considered as net realizable value less a reasonable margin, and it has historically always been greater than replacement cost, which is the current production cost, due to the nature of our inventories. We confirm that there have been no instances in which allowances for slow moving or obsolete inventories were recorded in one period and reversed in a subsequent period.

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(p) Removal of waste materials to access mineral deposits, page F-12

2.

We note your disclosure that indicates post-production stripping costs are recorded as costs of production when incurred. Please refer to EITF 04-6 and clarify your accounting policy to address your accounting for post-production stripping to the extent related inventories exist.

The post-production stripping costs incurred are included within the cost of the inventory produced (extracted) at each mine individually.

In our 2008 Form 20-F, we will revise our accounting policy to clarify it as follows in accordance with EITF-04-6 paragraph 6: “Post-production stripping costs are included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred.”

Note 6. Major Acquisitions and Disposals, page F-14

3.

We note that in October 2007, you were awarded a 30-year sub-concession for commercial exploitation of the North-South Railroad. Please clarify how you account for the related expenditures and specify the amortization period.

The 30-year sub-concession contract for commercial exploitation of the North-South railroad (FNS – Ferrovia Norte Sul) was accounted for in full (paid and unpaid amounts) as an intangible asset (in our consolidated balance sheet - line item “Property, plant and equipment, net, and intangible assets”), representing the rights to use or exploit the railroad and to charge the users of the public service. A liability of US$420 million representing the unpaid portion as of December 31, 2007, was registered as “Sub-concession” in our balance sheet, split between current liability (US$210 million) and non-current (US$210 million).

We currently do not foresee any material variation in the pattern in which the asset’s future economic benefits are expected to be realized over the concession term and therefore we will amortize this asset at the straight-line method during the period of the concession (30 years).

4.

We note that in June 2007, you sold through a primary and secondary public offering, 25,213,664 common shares, representing 57.84% of the total capital of Log-In Logística Intermodal S.A. for US$179, recording a gain of US$155. In conjunction with the June 2007 offering, please tell us if there were shares sold/issued by the investee, Log-In Logística Intermodal S.A., in addition to the 25,213,664 common shares sold by you. If additional shares were sold by the investee at the time of the offering or in subsequent periods, please tell us how you accounted for the difference between the selling price of such shares and your carrying cost. Refer to SAB 5H.

We confirm that 31,111,110 shares were issued directly by the investee Log-In Logística Intermodal S.A.(Log-In) in addition to the 25,213,664 common shares sold by us. The gain recognized on the primary sale of shares of that investee, determined as the difference between the selling price of such shares and the carrying amount of our investment in that entity, was

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recorded directly in our consolidated income statement in the amount of US$62 million, consistently with SAB 5H.

Note 12. Property, Plant and Equipment and Intangible Assets, page F-20

5.

Please tell us the types and amounts of intangible assets you have recorded and indicate the manner in which they were acquired. In addition, please indicate whether such intangibles are definite or indefinite lived. If applicable, please specify the amortization period.

The table below shows our main intangible assets by type.

Intangible Assets	Net carrying amount as of December 31, 2007 in US$ million	Characteristics – Amortization period	Acquisition
Rights granted by the government - North-South Railroad	837	Definite useful life- Concession purchased through an auction – 30 years	Directly acquired
Off take-agreements	219	Definite useful life – 14 to 40 years	Business combination
Patented production process	57	Definite useful life – 20 to 30 years	Business combination
Total	1,113

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Vale hereby acknowledges that Vale is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Vale may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa

Chief Financial Officer

cc:	John Cannarella, Division of Corporation Finance
Kevin Stertzel, Division of Corporate Finance

Securities and Exchange Commission

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

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